May 29, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Merger & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Nicholas P. Panos

Re:	AmTrust Financial Services, Inc.

DEFC14A definitive proxy statement filing made on Schedule 14A

Filed on May 29, 2018 by Barberry Corp. et al.

File No. 001-33143

Dear Mr. Panos:

Reference is made to the Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the U.S. Securities and Exchange Commission on May 29, 2018 by Carl C. Icahn, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Enterprises G.P. Inc., Icahn Enterprises Holdings L.P., IPH GP LLC, Icahn Capital L.P., Icahn Onshore LP, Icahn Offshore LP, Beckton Corp., High River Limited Partnership, Hopper Investments LLC And Barberry Corp. (collectively, the “Icahn Participants”).

As discussed by telephone on May 25, 2018, the Icahn Participants have further revised the disclosure on page 4 of the Proxy Statement regarding the effect of broker non-votes. In accordance with Rule 14a-6(h), the Icahn Participants have submitted a marked version of the Proxy Statement to indicate the changes effected therein.

Should you or any other member of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance need additional information, please do not hesitate to contact me at (212) 702-4382.

Sincerely,

/s/ Andrew Langham

Andrew Langham, Icahn Enterprises L.P.